Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

November 22, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Jane Park

Re:	Meihua International Medical Technologies Co., Ltd. Amendment No. 5 to Registration Statement on Form F-1 Filed November 4, 2021 File No. 333-258659

Dear Ms. Park:

We write on behalf of Meihua International Medical Technologies Co., Ltd. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated November 18, 2021, commenting on the Company’s Amendment No. 5 to its Registration Statement on Form F-1 filed November 4, 2021 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 5 to Registration Statement on Form F-1 filed November 5, 2021

Risk Factors, page 21

1. We note from the audit opinion and your disclosure on page 147 that you have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities..

Response: In response to this comment, the Company respectfully asserts that it faces no risk of delisting and/or prohibition from trading under the provisions of the Holding Foreign Companies Accountable Act, Act of Dec. 18, 2020, Pub. L. No. 116-222, 134 Stat. 1063 (the “Act”). Section 2(i)(2)(A) of the Act addresses a covered issuer that: “

. . . retains a registered public accounting firm that has a branch or office that—

(i) is located in a foreign jurisdiction; and

(ii) the Board is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction described in clause (i), as determined by the Board

Jane Park

United States Securities and Exchange Commission

November 22, 2021

The Company’s registered public accounting firm, Briggs & Veselka Co. (“B&V”), is a U.S. audit firm with offices exclusively in the State of Texas. See, www.bvccpa.com. As a firm located entirely within the United States, B&V and its offices are subject to the PCAOB inspection requirements. They are not required to comply with rules by any foreign authority. The Act calls for a penalty of de-listing after three years of non-inspection of the issuer’s audit firm. Given B&V’s location entirely within the U.S., the Company and B&V face no risk of non-inspection due to the actions of foreign authorities or for any other reason.

2. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: In response to this comment, the Company respectfully references its response to comment no. 1, above. Because the Company and B&V face no risk of a non-inspection due to the position of any foreign authority, the number of non-inspection years referenced by the Act (either 2 or 3) is not relevant to the Company.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.